COMMENCEMENT OF GUINNESS GHANA BREWERIES LIMITED RENOUNCEABLE RIGHTS ISSUE

Pursuant to the announcement of Guinness Ghana Breweries Limited’s (“GGBL”) GHS 70 million Renounceable Rights Issue of 46,666,667 ordinary shares of no par value at GHS 1.50 per share (the “Offer”) on 12 September 2011 (the “Announcement”), GGBL will like to confirm the commencement of the Offer on Monday 17 October 2011.

The Offer will commence on 17 October 2011 and close on 14 November 2011.  A letter of entitlement and a prospectus in relation to the Offer has been sent to all qualifying GGBL shareholders who appeared on the Register of Members of GGBL on 30 September 2011.

The prospectus has also been made available on the website of IC Securities (Ghana) Limited (www.icsecurities.com), the Sponsoring Broker to the Offer, and on the website of the Ghana Stock Exchange (www.gse.com.gh).

Issued by:

Guinness Ghana Breweries Limited,
Industrial Area, Kaasi,
P.O. Box 1536,
Kumasi.

14 October 2011